Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400 www.masco.com

May 22, 2019

VIA EDGAR TRANSMISSION (CORRESP.)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549-4561

Attention: Kevin Stertzel, Senior Staff Accountant

Re:    Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-05794
Request for Extension

Dear Mr. Stertzel:

As discussed on May 20, 2019, Masco Corporation (the “Company”) hereby requests an extension to June 14, 2019, for the date by which the Company must provide its response to the Staff’s comment letter dated May 10, 2019.

Please do not hesitate to call me at 313-792-6044 if you have any questions regarding this request for extension.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer